2013 FBR Fall Investor Conference
New York, NY
December 3, 2013

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2012 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 & September 30, 2013, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update forward-looking statements.

WesBanco* at a Glance

- Headquarters in Wheeling, West Virginia
- Assets: $6.1 billion
- Founded in 1870
- 33 banks/24 companies acquired in 25 years
- Banking operations in West Virginia, Ohio and Western Pennsylvania
  - 118 banking offices + Pittsburgh Business Loan Production Center
  - 104 ATM's
- Wealth management, securities brokerage, insurance and proprietary family of mutual funds

*Traded as WSBC on NASDAQ Global Stock Market.

WesBanco
By all accounts, better.

Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	41*	41
Paul Limbert	President & CEO	36	36
Todd Clossin	EVP & COO	29	N/A
Robert Young	EVP & CFO	27	12
Peter Jaworski	EVP & Chief Credit Officer	29	18
Jonathan Dargusch	EVP – Trust & Investments	32	3
Bernard Twigg	EVP – Chief Lending Officer	29	10

* As legal counsel to WesBanco.

WesBanco
By all accounts, better.

Per Share Growth vs. Peers

5-Year Compound Annual Growth Rate (%)

LTM Net Interest Income / Share (%)


2.0%
1.5%
1.0%
0.5%
0.0%
1.6%
0.7%
0.6%
WSBC
Regional Peers
National Peers

LTM Non-Interest Income / Share (%)


2.0%
1.3%
0.5%
(0.3%)
(1.0%)
1.4%
(0.4%)
(0.6%)
WSBC
Regional Peers
National Peers

Total Loans / Share (%)


0.0%
(0.7%)
(1.4%)
(2.1%)
(2.8%)
(0.7%)
(1.5%)
(1.9%)
WSBC
Regional Peers
National Peers

Core Deposits / Share (%)


5.0%
4.0%
3.0%
2.0%
1.0%
4.6%
1.7%
2.9%
WSBC
Regional Peers
National Peers

Source: SNL Financial; Financial data as of 9/30/13
Regional peers include select banks located in Pennsylvania, Ohio, Indiana, Virginia and West Virginia with assets between $2 billion and $14 billion.
National peers include public banks and thrifts with assets between $2 billion and $10 billion.

WesBanco
By all accounts, better.

Per Share Growth vs. Peers

5-Year Compound Annual Growth Rate (%)

LTM Earnings / Share (%)


8.0%
6.0%
4.0%
2.0%
0.0%
4.8%
2.0%
3.0%
WSBC
Regional Peers
National Peers

Tangible Book Value / Share (%)


8.0%
6.0%
4.0%
2.0%
0.0%
3.5%
5.9%
4.8%
WSBC
Regional Peers
National Peers

Source: SNL Financial; Financial data as of 9/30/13
Regional peers include select banks located in Pennsylvania, Ohio, Indiana, Virginia and West Virginia with assets between $2 billion and $14 billion.
National peers include public banks and thrifts with assets between $2 billion and $10 billion.

WesBanco
By all accounts, better.

Recent Accomplishments

- Increased dividends to shareholders 6 times in last 11 quarters representing a 43.0% increase.
- Continued growth in deposits and loans
  - Strong loan origination focus.
  - Deposits have been impacted by Marcellus and Utica shale payments.
- Acquired Fidelity Bancorp
  - Opens new markets in Pittsburgh, PA.
  - Builds on WSBC's existing commercial/retail presence in Pittsburgh market.
  - Provides high quality branch network with no overlap to existing WSBC branches.

WesBanco
By all accounts, better.

Recent Accomplishments

- Continued growth in earnings and improved credit quality.
- Formed a private banking team to coordinate delivery of special service products.
- Continued control of expenses.
- Continued restructuring of branch offices.
  - Closed 6 branches in 2012.
  - Opened 2 new branches in 2013, one planned for 2014.
- Maintained strong capital position, considered "Well-capitalized" under regulatory guidelines and anticipated to be in compliance with BASEL III.

WesBanco
By all accounts, better.

YTD Performance Comparison

($ in thousands, except diluted earnings per share)	Nine Months Ended Sept. 2013	Nine Months Ended Sept. 2012	% Change
Net Income	$48,572	$36,894	31.7%
Diluted Earnings Per Share	$ 1.66	$ 1.38	20.3%
Provision for Credit Losses	$5,942	$16,602	(64.2%)
Return on Average Assets	1.07%	0.89%	20.2%
Return on Average Tangible Equity*	16.35%	13.87%	17.9%
Net Interest Margin (FTE)	3.58%	3.53%	1.4%
Efficiency Ratio, excludes restructuring and merger related expenses*	60.76%	60.38%	0.6%

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Organic Growth Opportunities

An Expanding Franchise in Contiguous Markets: 118 banking offices


Ohio
Pennsylvania
West Virginia
Columbus
Pittsburgh
Wheeling
Parkersburg
Morgantown
Cincinnati
Jackson
Charleston
WesBanco
By all accounts, better.

Marcellus Shale Opportunities Within WesBanco Footprint

Marcellus Shale Regional Coverage


MI
Erie
NY
PA
IN
OH
Pittsburgh
Harrisburg
NJ
Philadelphia
WV
KY
VA
NC
Total gas, millions of cubic feet per square mile
Marcellus Shale geologic formation
0 – 58
58 – 149
150 – 349
349 – 710
710 – 1,244
1,245 – 2,460
WesBanco (118)

❖ **71% of the WesBanco franchise is situated within the Marcellus Shale region**

➢ Within this footprint, WesBanco has the #5 market share rank with 3.4% of the total market share

Deposit Market Share
WesBanco Marcellus Shale Counties of Operation (1)

Rank	Institution (ST)	Number of Branches	Deposits in Market ($mm)	Market Share (%)
1	PNC Financial Services Group Inc. (PA)	151	$40,225	38.6%
2	Bank of New York Mellon Corp. (NY)	4	18,800	18.0
3	Royal Bank of Scotland Group Plc	104	5,617	5.4
4	Huntington Bancshares Inc. (OH)	80	4,420	4.2
5	WesBanco Inc. (WV)	84	3,511	3.4
6	Dollar Bank Federal Savings Bank (PA)	33	3,227	3.1
7	BB&T Corp. (NC)	37	2,911	2.8
8	First Niagara Financial Group Inc. (NY)	48	2,350	2.3
9	F.N.B. Corp. (PA)	57	2,238	2.2
10	United Bankshares Inc. (WV)	25	1,930	1.9

❖ **Landowners' new wealth is creating many business opportunities for WesBanco**

➢ Large cash payments for drilling rights

➢ Landowners are seeking financial advice

➢ Retail products provide short-term solutions for customers, while wealth management products provide long-term solutions

➢ Private Banking platform combines all these necessary products for the Marcellus Shale

Source: SNL Financial, Company Documents, U.S. Bureau of Land Management, Geology.com, Catskillmountainkeeper.org. and GoMarcellusShale.com
(1) Includes the combined 10 OH counties, 3 PA counties, and 14 WV counties in which WesBanco operates within the Marcellus Shale: Deposit data as of 6/30/2012.

Wealth Management Services

- $3.5B of assets under management/custody.
- Over 5,000 trust relationships.
- Combined Trust, Securities Brokerage and Private Banking under one management team.
- 10 locations in WV, OH & PA.
- Improving performance as asset values have grown.
- Product capabilities:
  - Trust
  - Investment management
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Securities sales
  - Retirement planning


Assets Under Management ($B)
Management Fees ($MM)
Net Securities Brokerage Revenue ($MM)
$13.7
$15.8
$17.2
$18.0
$19.6*
$2.7
$2.9
$3.0
$3.2
$3.5
$4.2
$4.6
$4.4
$4.6
$6.2*
2009
2010
2011
2012
2013

*Annualized

WesBanco By all accounts, better.

Growth in Pittsburgh Market

- With Fidelity we have 15 offices and a loan production office in Western PA.
- Build upon community bank reputation of Fidelity.
- Operate as a separate market with a market president.
- Expect to grow to $1 billion in loans in next few years.
- Add revenue generating staff – reducing back office.
  - Loan officers – with a senior commercial lender
  - Treasury management
  - Wealth management / securities / private banking
  - Insurance
- Expect to expand branch network in future years.

WesBanco
By all accounts, better.

Net Cumulative Change in Loan, Deposit, and Capital Balances ($ millions)


$
950
850
750
650
550
450
350
250
150
50
(50)
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
Loan Growth
Deposit Growth
Capital Growth

11/30/12 acquisition of Fidelity Bancorp.

New Loans Originated by Quarter



$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
(in thousands)
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
Consumer
Credit Lines
Commercial
Real Estate

WesBanco
By all accounts, better.

Diversified Operating Non-interest Income*


Other Inc.
Insurance
Securities brokerage
Trust
Service charges & Fees
($MM)
$59.3
$60.4
$60.2
$62.6
$69.0
2009
2010
2011
2012
2013
Annualized

- Non-interest income contributed 27% of net revenue YTD 2013.
- Non-bank offerings (trust, insurance, securities) contributed $21.4 million to YTD 2013 revenue.
- Securities brokerage revenue has increased 40% YTD 2013.
- Service charges and fees have increased 6.6% YTD 2013.
- Mortgage banking income up 16% YTD despite fewer refinances.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property, see non-GAAP measures for additional information.

WesBanco By all accounts, better.

Total Loans by Market



$1,200
$1,000
$800
$600
$400
$200
$-
($ in millions)
12/31/2011
12/31/2012
9/30/2013
Upper Ohio Valley
North Central WV
Parkersburg
Kanawha Valley
Western PA
Central Ohio
SW Ohio
SE Ohio

WesBanco
By all accounts, better.

Merger & Acquisition Capabilities

M & A Advantages

- History of successful acquisitions which have provided improved earnings.
- WesBanco is focused on targeted M & A opportunities in higher growth metro areas.
- Positive regulatory relationships represent a key success factor.
- Adequate capital and liquidity to close.
- Experienced senior management, IT platform and back office know-how helps to complete deals quickly while obtaining efficiencies.

WesBanco
By all accounts, better.

M & A Advantages (con't.)

- Currency valuation provides upside for acquiree's shareholders.
- Community bank look and feel.
- Long-term focus on shareholder returns.
- Our common stock has exceeded the S&P 500 performance over the last 37 years.

Financial Information

Net Interest Margin


NIM
Yield on Earning Assets
Cost of Funds
4.54%
3.57%
1.14%
4.43%
3.53%
1.07%
4.37%
3.51%
1.03%
4.27%
3.50%
0.93%
4.31%
3.64%
0.81%
4.20%
3.56%
0.77%
4.13%
3.52%
0.73%
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q' 13

WesBanco
By all accounts, better.

Summary – Capital Ratios %


Total Risk Based Capital
Tangible Equity to Tangible Assets *
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
14.45%
7.13%
14.07%
6.77%
14.13%
6.97%
14.08%
7.01%
14.23%
7.13%
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Securities Portfolio – Quality & Liquidity

Securities = $1.54 B
~25.0% of total assets



US Govt. Agencies 4.6%
Municipals, 40.5%
Agency Mortgage-Backed & CMOs, 51.2%
Equities & Others, 3.7%

- Average tax-equivalent portfolio yield of 3.25%.
- WAL approx. 5.6 years; modified duration 4.7%.
- Over 53% unpledged.
- Sold 60% or $130 million of Fidelity portfolio including TRUPs, non-Agency MBS, and equities.
- Net unrealized AFS securities losses of $0.1 million at 9/30/13; total net portfolio gain with HTM of $4.5 million.

WesBanco
By all accounts, better.

Diversified Loan Portfolio
9/30/13

Total Portfolio Loans = $3.8 B



Comm. & Ind., 14.2%
LHFS, 0.2%
Consumer, 6.8%
HELOC, 7.4%
Res. Real Estate, 22.8%
Comm. Real Estate, 48.6%

Comm. Real Estate = $1.87 B



Const & Dev. 11.7%
Investor-owned 61.1%
Owner-occupied 27.2%

WesBanco
By all accounts, better.

Reduction in Classified Loans


10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
NPA's as a % of total Loans
Criticized & Classified Loans as a % of total Loans

WesBanco
By all accounts, better.

Allowance Coverage


3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
Provision for credit losses
ALL as a % of total loans
Non performing loans as a % of total loans
($000)

WesBanco
By all accounts, better.

Diversified Deposit Portfolio

Total Deposit Portfolio $4.0B
As of 12/31/2009



Non-Interest demand
13.71%
Interest bearing demand
11.34%
Money Market
17.99%
Savings
12.23%
Certificates of Deposit
44.73%

Total Deposit Portfolio $5.1B
As of 9/30/2013



Non-Interest demand
18.13%
Interest bearing demand
17.20%
Money Market
16.96%
15.33%
Savings
Certificates of Deposit
32.38%

WesBanco
By all accounts, better.

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year September 30, 2013
Up 1% Rate Shock	+1.0%
Up 2% Rate Shock	+0.6%
Up 3% Rate Shock	-1.1%
Up 2% Rate Ramp	+0.9%
Down 1% Rate Shock	-2.0%
EVE Up 2% Rate Ramp *	-2.9%
EVE Down 1% Rate Ramp *	-6.2%

* EVE – economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios.

WesBanco
By all accounts, better.

Stock Information

Current Market Update

Market Performance – Cycle-to-Date


125.00%
100.00%
75.00%
50.00%
25.00%
0.00%
6/30/07
2/2/09
9/9/10
4/13/12
11/20/13
S&P 500 Index (18.49%)
WSBC (-1.66%)
KBW Regional Banking Index (-19.62%)
KBW Bank Index (-41.28%)

Source: FactSheet Research System

WesBanco
By all accounts, better.

Peer Market Performance

Relative Stock Price Performance Through the Cycle (9/30/2007)


Median (excl. WSBC): (5.7%)
100.0%
50.0%
0.0%
(50.0%)
(100.0%)
NPBC (34.4%)
FNB (24.8%)
STBA (24.6%)
FCF (20.6%)
TOWN (20.2%)
PEBO (13.9%)
ONB (9.6%)
FRME (9.3%)
PRK (7.6%)
MSFG (3.9%)
UBSI (0.1%)
National Peers 7.0%
UBSH 7.0%
WSBC 16.6%
FFBC 23.2%
CHCO 26.6%
SRCE 38.1%
CTBI 44.5%
LKFN 55.0%
CFNL 72.6%

Relative Stock Price Performance Year-to-Date


Median (excl. WSBC): 27.5%
60.0%
40.0%
20.0%
0.0%
-20.0%
TOWN (7.0%)
CFNL 5.8%
FFBC 7.7%
PEBO 10.4%
NPBC 15.2%
FNB 17.1%
PRK 24.7%
UBSI 24.9%
ONB 26.2%
National Peers 27.9%
FCF 28.7%
WSBC 31.1%
FRME 31.8%
CHCO 32.3%
CTBI 32.5%
MSFG 33.8%
STBA 33.9%
LKFN 38.6%
SRCE 43.1%
UBSH 54.1%

Source: SNL Financial; Financial and FactSet Research Systems
Market data as of 11/15/13
National peers include public banks and thrifts with assets between $2 billion and $10 billion.
Note: Data pro forma for pending transactions

WesBanco
By all accounts, better.

Peer Market Valuation

Price / 2014 EPS Est. (1)



Median (excl. WSBC): 14.5x
18.0x
16.5x
15.0x
13.5x
12.0x
12.2x
12.5x
12.6x
13.0x
13.9x
14.1x
14.2x
14.2x
14.4x
14.5x
14.5x
14.7x
14.8x
15.1x
15.2x
15.3x
15.7x
16.2x
16.6x
PEBO
FRME
MSFG
WSBC
SRCE
CTBI
STBA
FFBC
FNB
CHCO
ONB
LKFN
UBSH
National Peers
NPBC
CFNL
PRK
UBSI
FCF

Price / Tangible Book Value (x)



Median (excl. WSBC): 1.81x
3.00x
2.50x
2.00x
1.50x
1.00x
1.23x
1.35x
1.47x
1.53x
1.53x
1.54x
1.56x
1.62x
1.79x
1.81x
1.81x
1.89x
1.92x
1.99x
2.02x
2.06x
2.22x
2.39x
2.40x
2.53x
FRME
TOWN
MSFG
FCF
PEBO
FFBC
SRCE
National Peers
UBSH
NPBC
CFNL
LKFN
STBA
CTBI
ONB
WSBC
PRK
FNB
CHCO
UBSI

Source: SNL Financial; Financial and FactSet Research Systems
Financial data as of 9/30/13; Market data as of 11/15/13
National peers include public banks and thrifts with assets between $2 billion and $10 billion.
Note: Data pro forma for pending transactions
(1) First Call consensus estimates

WesBanco By all accounts, better.

Investment Rationale

- Strong regulatory capital.
- Proven acquisition-oriented growth strategy.
- Liquidity to provide for additional lending capacity.
- Asset quality compares favorably with regional and national peers.
- Diversity of earnings stream.
- Potential upside market appreciation.

Appendix

Appendix: Loan Totals by Market ($ millions)

September 30, 2013	Commercial	Retail	Total Loans	% of Total
Upper Ohio Valley	$ 538	$ 429	$ 967	25%
North Central WV	274	217	491	12%
Parkersburg	174	85	259	7%
Kanawha Valley	82	63	145	4%
Western PA	334	168	502	13%
Total East Markets	**$ 1,402**	**$ 962**	**$ 2,364**	**61%**
Central Ohio	555	147	702	18%
Southwest Ohio	323	197	520	14%
Southeast Ohio	139	126	265	7%
Total West Markets	**$ 1,017**	**$ 470**	**$ 1,487**	**39%**
Total Bank	**$ 2,419**	**$ 1,432**	**$ 3,851**	**100%**

WesBanco
By all accounts, better.

Appendix: Credit Quality By Market ($ thousands)

September 30, 2013	90 Day PD & Accruing	Non-Accrual	TDR	Other RE Owned	Total by Region	% of Total
Upper Ohio Valley	$ 293	$ 5,651	$ 3,594	$ 133	$9,671	16%
North Central WV	414	1,351	2,895	170	4,830	8%
Parkersburg	5	1,744	1,123	25	2,897	5%
Kanawha Valley	76	2,192	332	----	2,600	4%
Western PA	337	5,746	2,316	3,498	11,897	19%
Total East Markets	**$ 1,125**	**$16,684**	**$10,260**	**$ 3,826**	**$31,895**	**52%**
Central Ohio	435	10,519	869	650	12,473	20%
Southwest Ohio	1,070	7,992	3,210	333	12,605	21%
Southeast Ohio	413	2,965	1,141	62	4,581	7%
Total West Markets	**$ 1,918**	**$ 21,476**	**$ 5,220**	**$ 1,045**	**$29,659**	**48%**
Total Bank	**$ 3,043**	**$ 38,160**	**$ 15,480**	**$ 4,871**	**$61,554**	**100%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Efficiency Ratio

($ in thousands)	9/30/13	9/30/12
Non-interest expense	$120,256	$108,538
Less: restructuring and merger related expense	1,265	1,518
Non-interest expense excluding restructuring and merger related expense	$118,991	$107,020
Net Interest income (on a fully taxable equivalent basis)	$143,498	$130,056
Non-interest income	52,336	47,178
Total income	$195,834	$177,234
Non-interest expense / total income (efficiency ratio)	60.76%	60.38%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Efficiency Ratio

($ in thousands)	3 months ended 9/30/13	3 months ended 9/30/12
Non-interest expense	$ 40,009	$ 36,790
Less: restructuring and merger related expense	36	1,518
Non-interest expense excluding restructuring and merger related expense	$ 39,973	$ 35,272
Net Interest income (on a fully taxable equivalent basis)	$ 47,938	$ 43,370
Non-interest income	17,116	15,962
Total income	$ 65,054	$ 59,332
Non-interest expense / total income (efficiency ratio)	61.45%	59.45%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)

	3Q'12	4Q'12	1Q'13	2Q'13	3Q'13
Total shareholder's equity	$ 659,322	$ 714,184	$ 724,409	$ 726,232	$ 736,688
Less: goodwill & other intangible assets	(281,570)	(324,465)	(323,003)	(322,478)	(321,972)
Tangible equity	$ 377,752	$ 389,719	$ 401,406	$ 403,754	$ 414,716
Total assets	$5,576,959	$6,078,717	$6,085,448	$6,084,011	$6,138,360
Less: goodwill & other intangible assets	(281,570)	(324,465)	(323,003)	(322,478)	(321,972)
Tangible assets	$5,295,389	$5,754,252	$5,762,445	$5,761,533	$5,816,388
Tangible equity to tangible assets	**7.13%**	**6.77%**	**6.97%**	**7.01%**	**7.13%**

WesBanco

By all accounts, better.

Non-GAAP Financial Measures

Operating non-interest income

($ in thousands)

	2009	2010	2011	2012	2013*
Non-interest Income	$ 64,589	$ 59,599	$ 59,888	$ 64,775	$ 69,973
Less: Net Securities gains	6,046	3,362	963	2,463	918
Less: net gains/losses on other real estate owned and other assets	(747)	(4,128)	(1,290)	(305)	84
Net operating non-interest income	$ 59,290	$ 60,365	$ 60,215	$ 62,617	$ 68,971

*** Annualized**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	9/30/12 YTD	9/30/13 YTD
Net income*	$ 49,282	$ 64,941
Plus: amortization of intangibles* (tax effected at 35%)	1,372	1,514
Net income before amortization of intangibles*	$ 50,654	$ 66,455
Average total shareholders' equity	$ 647,649	$ 729,244
Less: average goodwill & other intangibles	(282,334)	(322,857)
Average tangible equity	$ 365,315	$ 406,387
Return on average tangible equity	13.87%	16.35%

***Annualized**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	9/30/12 QTD	9/30/13 QTD
Net income*	$ 51,345	$ 61,634
Plus: amortization of intangibles* (tax effected at 35%)	1,342	1,434
Net income before amortization of intangibles*	$ 52,687	$ 63,068
Average total shareholders' equity	$ 655,666	$ 733,462
Less: average goodwill & other intangibles	(281,820)	(322,209)
Average tangible equity	$ 373,846	$ 411,253
Return on average tangible equity	14.09%	15.34%

***Annualized**

WesBanco

By all accounts, better.

WesBanco®

By all accounts, better.